U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 4

                                 OMB APPROVAL
                            OMB Number:  3235-0287
                           Expires:  April 30, 1997
               Estimated average burden hours per response:  0.5

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(     )   Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).



 1.  Name and Address of Reporting Person
     Last, First Middle:  Newmont Mining Corporation
     Street:  1700 Lincoln Street
     City, State Zip:  Denver, CO  80203

 2.  Issuer Name and Ticker or Trading Symbol
     Newmont Gold Company (NGC)

 3.  IRS or Social Security Number of Reporting Person (Voluntary)

 4.  Statement for Month/Year
     January    1996

 5.  If Amendment, Date of Original (Month/Year)

 6.  Relationship of Reporting Person to Issuer (Check all applicable)
     ( ) Director   (X) 10% Owner   ( ) Officer (give title below)
     ( ) Other (specify below)


                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


  1.  Title of Security         2.  Transaction Date         3.  Transaction       4.   Securities Acquired (A)
      (Instr. 3)                    (Month/Day/Year)             Code                   or Disposed of (D)
                                                                 (Instr. 8)             (Instr. 3, 4, and 5)

                                                                                                   (A) or
                                                                 Code         V        Amount      (D)             Price

  (1) Common Stock                       1/18/96                  P*                   4,651,163      A               $51.87
  (2) Common Stock                       1/31/96                   X                         936      A               $38.66
  (3) Common Stock                       1/31/96                   X                         468      A               $34.46
  (4) Common Stock                       1/31/96                   X                         702      A               $31.40
  (5) Common Stock                       1/31/96                   X                         234      A               $31.65
  (6) Common Stock                       1/31/96                   X                       1,560      A               $29.80
  (7) Common Stock                       1/31/96                   X                      23,377      A               $29.17
  (8) Common Stock                       1/31/96                   X                         249      A               $27.50
  (9) Common Stock                       1/31/96                   X                      13,416      A               $38.66
  (10) Common Stock                      1/31/96                   X                       4,758      A               $34.46
  (11) Common Stock                      1/31/96                   X                      12,566      A               $28.25
  (12) Common Stock                      1/31/96                   X                      14,664      A               $31.40
  (13) Common Stock                      1/31/96                   X                      27,860      A               $31.65
  (14) Common Stock                      1/31/96                   X                      38,940      A               $29.55
  (15) Common Stock                      1/31/96                   X                       4,446      A               $38.97
  (16) Common Stock                      1/31/96                   X                      29,406      A               $38.97
  (17) Common Stock                      1/31/96                   X                      30,186      A               $32.36
  (18) Common Stock                      1/31/96                   X                      53,118      A               $37.57
  (19) Common Stock                      1/31/96                   X                       1,000      A               $41.12
  (20) Common Stock                      1/31/96                   X                       3,120      A               $43.27
  (21) Common Stock                      1/31/96                   X                      36,426      A               $45.83
  (22) Common Stock                      1/31/96                   X                       3,120      A               $43.67
  (23) Common Stock                      1/31/96                   X                      25,236      A               $39.50
  (24) Common Stock                      1/31/96                   X                      31,454      A               $40.07

          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (continued)

  1.  Title of Security    5.  Amount of               6.  Ownership            7.  Nature of Indirect
      (Instr. 3)               Securities                  Form:                    Beneficial Ownership
                               Beneficially                Direct (D) or            (Instr. 4)
                               Owned at                    Indirect
                               End of                      (I)
                               Month                       (Instr. 4)
                               (Instr. 3 and 4)
  (1) Common Stock                                               D
  (2) Common Stock                                               D
  (3) Common Stock                                               D
  (4) Common Stock                                               D
  (5) Common Stock                                               D
  (6) Common Stock                                               D
  (7) Common Stock                                               D
  (8) Common Stock                                               D
  (9) Common Stock                                               D
  (10) Common Stock                                              D
  (11) Common Stock                                              D
  (12) Common Stock                                              D
  (13) Common Stock                                              D
  (14) Common Stock                                              D
  (15) Common Stock                                              D
  (16) Common Stock                                              D
  (17) Common Stock                                              D
  (18) Common Stock                                              D
  (19) Common Stock                                              D
  (20) Common Stock                                              D
  (21) Common Stock                                              D
  (22) Common Stock                                              D
  (23) Common Stock                                              D
  (24) Common Stock                                              D

                                          99,219,414



   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


    TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
                                          OPTIONS, CONVERTIBLE SECURITIES)

  1.  Title of Derivative Security         2.  Conversion or      3.  Transaction           4.  Transac-
      (Instr. 3)                               Exercise Price         Date                      tion Code
                                               of                     (Month/                   (Instr. 8)
                                               Derivative             Day/
                                               Security               Year)                       Code         V

  (1) Options (right to buy)                            $38.66            1/31/96                  X
  (2) Options (right to buy)                            $34.46            1/31/96                  X
  (3) Options (right to buy)                            $31.40            1/31/96                  X
  (4) Options (right to buy)                            $31.65            1/31/96                  X
  (5) Options (right to buy)                            $29.80            1/31/96                  X
  (6) Options (right to buy)                            $29.17            1/31/96                  X
  (7) Options (right to buy)                            $27.50            1/31/96                  X
  (8) Options (right to buy)                            $38.66            1/31/96                  X
  (9) Options (right to buy)                            $34.46            1/31/96                  X
  (10) Options (right to buy)                           $28.25            1/31/96                  X
  (11) Options (right to buy)                           $31.40            1/31/96                  X
  (12) Options (right to buy)                           $31.65            1/31/96                  X
  (13) Options (right to buy)                           $29.55            1/31/96                  X
  (14) Options (right to buy)                           $38.97            1/31/96                  H
  (15) Options (right to buy)                           $38.97            1/31/96                  X
  (16) Options (right to buy)                           $38.97            1/31/96                  X
  (17) Options (right to buy)                           $32.36            1/31/96                  X
  (18) Options (right to buy)                           $37.57            1/31/96                  H
  (19) Options (right to buy)                           $37.57            1/31/96                  X
  (20) Options (right to buy)                           $41.12            1/31/96                  X
  (21) Options (right to buy)                           $43.27            1/31/96                  X
  (22) Options (right to buy)                           $45.83            1/31/96                  H
  (23) Options (right to buy)                           $45.83            1/31/96                  X
  (24) Options (right to buy)                           $43.67            1/31/96                  X
  (25) Options (right to buy)                           $39.50            1/31/96                  H
  (26) Options (right to buy)                           $39.50            1/31/96                  X
  (27) Options (right to buy)                           $40.07            1/31/96                  H
  (28) Options (right to buy)                           $40.07            1/31/96                  X
  (29) Options (right to buy)                           $39.94            1/31/96                  H
  (30) Options (right to buy)                           $40.44            1/31/96                  H

                TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES) (CONTINUED)

  1.  Title of Derivative        5.  Number of Deriv-    6.  Date Exercisable      7.  Title and Amount of
      Security                       ative Securities        and Expiration            Underlying Securities
      (Instr. 3)                     Acquired (A) or         Date                      (Instr. 3 and 4)
                                     Disposed of (D)         (Month/Day/Year)
                                     (Instr. 3, 4 and
                                     5)
                                                         Date          Expira-                      Amount or
                                                         Exer-         tion                         Number of
                                   (A)         (D)       cisable       Date             Title       Shares

  (1) Options (right to buy)                       936     3/18/94      12/13/99       Common              936
  (2) Options (right to buy)                       468     3/18/94      6/12/00        Common              468
  (3) Options (right to buy)                       702     3/18/94      6/12/01        Common              702
  (4) Options (right to buy)                       234     3/18/94      12/18/01       Common              234
  (5) Options (right to buy)                     1,560     3/18/94      5/25/98        Common            1,560
  (6) Options (right to buy)                    23,377     3/18/94      8/31/98        Common           23,377
  (7) Options (right to buy)                       249     3/18/94      6/13/99        Common              249
  (8) Options (right to buy)                    13,416     3/18/94      12/13/99       Common           13,416
  (9) Options (right to buy)                     4,758     3/18/94      6/12/00        Common            4,758
  (10) Options (right to buy)                   12,566     3/18/94      12/19/00       Common           12,566
  (11) Options (right to buy)                   14,664     3/18/94      6/12/01        Common           14,664
  (12) Options (right to buy)                   27,860     3/18/94      12/18/01       Common           27,860
  (13) Options (right to buy)                   38,940     3/18/94      4/28/02        Common           38,940
  (14) Options (right to buy)                      234     3/18/94      6/23/02        Common              234
  (15) Options (right to buy)                    4,446     3/18/94      6/23/02        Common            4,446
  (16) Options (right to buy)                   29,406     3/18/94      6/23/02        Common           29,406
  (17) Options (right to buy)                   30,186     3/18/94      12/15/02       Common           30,186
  (18) Options (right to buy)                      468     3/18/94      4/27/03        Common              468
  (19) Options (right to buy)                   53,118     3/18/94      4/27/03        Common           53,118
  (20) Options (right to buy)                    1,000     3/18/94       6/1/03        Common            1,000
  (21) Options (right to buy)                    3,120     3/18/94      7/14/03        Common            3,120
  (22) Options (right to buy)                      468     3/18/94      12/14/03       Common              468
  (23) Options (right to buy)                   36,426     3/18/94      12/14/03       Common           36,426
  (24) Options (right to buy)                    3,120     3/18/94      1/25/04        Common            3,120
  (25) Options (right to buy)                      470     5/17/94      5/17/04        Common              470
  (26) Options (right to buy)                   25,236     5/17/94      5/17/04        Common           25,236
  (27) Options (right to buy)                      470     11/16/94     11/16/04       Common              470
  (28) Options (right to buy)                   31,454     11/16/94     11/16/04       Common           31,454
  (29) Options (right to buy)                      470     5/17/95      5/17/05        Common              470
  (30) Options (right to buy)                      470     11/15/95     11/15/05       Common              470

                   TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES) (CONTINUED)

  1.  Title of Derivative        8.  Price         9.   Number            10. Ownership        11. Nature
      Security                       of                 of Deriv-             Form of              of Indirect
      (Instr. 3)                     Deriv-             ative                 Deriv-               Beneficial
                                     ative              Securi-               ative                Ownership
                                     Secu-              ties Bene-            Secu-                (Instr. 4)
                                     rity               ficially              rity:
                                     (Instr.            Owned at              Direct
                                     5)                 End of                (D) or
                                                        Month                 Indi-
                                                        (Instr. 4)            rect (I)
                                                                              (Instr.
                                                                              4)
  (1) Options (right to buy)                                      1,872           D
  (2) Options (right to buy)                                        936           D
  (3) Options (right to buy)                                        936           D
  (4) Options (right to buy)                                        468           D
  (5) Options (right to buy)                                      1,092           D
  (6) Options (right to buy)                                     16,153           D
  (7) Options (right to buy)                                      2,028           D
  (8) Options (right to buy)                                     17,316           D
  (9) Options (right to buy)                                     16,068           D
  (10) Options (right to buy)                                    13,252           D
  (11) Options (right to buy)                                    21,138           D
  (12) Options (right to buy)                                    29,172           D
  (13) Options (right to buy)                                   131,800           D
  (14) Options (right to buy)                                     7,020           D
  (15) Options (right to buy)                                     2,574           D
  (16) Options (right to buy)                                    41,262           D
  (17) Options (right to buy)                                    36,504           D
  (18) Options (right to buy)                                   102,414           D
  (19) Options (right to buy)                                    49,296           D
  (20) Options (right to buy)                                     2,120           D
  (21) Options (right to buy)                                         0           D
  (22) Options (right to buy)                                   136,656           D
  (23) Options (right to buy)                                   100,230           D
  (24) Options (right to buy)                                         0           D
  (25) Options (right to buy)                                   144,142           D
  (26) Options (right to buy)                                   118,906           D
  (27) Options (right to buy)                                   168,985           D
  (28) Options (right to buy)                                   137,531           D
  (29) Options (right to buy)                                   225,255           D
  (30) Options (right to buy)                                   263,090           D


Explanation of Responses:

 *The reported transaction is a result of the issuance by Newmont Mining Corporation ("NMC") of 4,651,163 shares of its common stock in a public offering on January 18, 1996. As part of a transaction entered into on March 18, 1994 between NMC and Newmont Gold Company (the "Issuer") to combine the operations of NMC and the Issuer (the "Transaction"), it was contemplated that, as closely as possible, an equality between the outstanding number of shares of common stock of NMC and the number of shares of common stock of the Issuer held by NMC be maintained. In this connection, on January 18, 1996, the Issuer sold to NMC in a private sale the same number of its shares of common stock (4,651,163) as NMC issued in its public offering.

 All other transactions reported herein relate to common stock options (the "NGC Options") granted by the Issuer to NMC in connection with the Transaction. The NGC Option exercises and cancellations reported herein result from exercises and cancellations of comparable employee stock options of NMC.

               /s/ Timothy J. Schmitt                       2/9/96
               **Signature of Reporting Person              Date
               Title:  Vice President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.